Exhibit B

Money Pool Rule 24
Transaction Report
Bank Loans

Company	Outstanding Balance	Trans. Date	Transaction	Ending Balance	Lending Bank
ELI	$0	6/1/2005	$40,000,000	$40,000,000	Simmons First National Bank
ELI	$40,000,000	6/30/2005	($40,000,000)	$0	Simmons First National Bank
ENOI	$0	5/2/2005	$14,000,000	$14,000,000	Hibernia National Bank
ENOI	$14,000,000	6/2/2005	($14,000,000)	$0	Hibernia National Bank